

January 16, 2024

Mohanraj Ramasamy
Chief Executive Officer
SRIVARU Holding Limited
2nd Floor, Regatta Office Park, West Bay Road
P.O. Box 10655
Grand Cayman, KY1-1006
Cayman Islands

> **Re: SRIVARU Holding Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted on December 22, 2023**
> **CIK 0001973368**

Dear Mohanraj Ramasamy:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Draft Registration Statement on Form F-1 submitted on December 22, 2023

General

1. Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

2.   Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:
- We note the references throughout the registration statement to "this F-4".
- You state on page 11 that you "expect" to start commercial production of the Prana Grand in the "second half of 2023." Update this statement to reflect the current status of the project.
- We note references to "DTC determines prior to the completion of the Business Combination."
- We note references to "Certain Unaudited Prospective Financial Information."

3.   Please update your beneficial ownership information on page 90.

Cover Page

4.   For each of the shares being registered for resale, disclose the price that the selling securityholders paid for such shares.

Risk Factors, page 10

5.   Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also, if applicable, disclose that even though the current trading price is at or significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Sarah Sidwell at 202-551-4733 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Rajiv Khanna